FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: August 15, 2007	By: /s/ Lorna MacGillivray Lorna MacGillivray Corporate Secretary and General Counsel

EXHIBIT INDEX

1	News Release dated August 14, 2007

2	Q2 Interim Report dated June 30, 2007

3	Form 52-109F2 Certification of Interim Filings on behalf of Chief Executive Officer

4	Form 52-109F2 Certification of Interim Filings on behalf of Chief Financial Officer

EXHIBIT 1

NEWS RELEASE

GLENCAIRN GOLD CORPORATION

500 – 6 Adelaide St. East, Toronto, ON M5C 1H6 Ph: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE TSX: GGG, GGG.WT	August 14, 2007 AMEX: GLE

Glencairn Gold reports Second Quarter Results

Glencairn Gold Corporation reports its financial and operating results for the three months and six month periods ended June 30, 2007 (currency figures in U.S. dollars). The consolidated financial statements along with management’s discussion and analysis will be available for viewing on the Glencairn website at www.glencairngold.com. The documents are being filed with SEDAR (www.sedar.com) and should be available on SEDAR no later than 24 hours from the dissemination of this release.

Highlights for the second quarter of 2007:

•	Gold sales increased to 21,490 ounces compared to 20,137 ounces in the corresponding period of 2006
•	Net income totalled $3.3 million, or $0.01 per share in the latest period, compared to $2.1 million or $0.01 per share in the corresponding period of 2006
•	Income from mining operations decreased to $1.5 million from $3.8 million in the corresponding period of 2006
•	Sale of nickel royalties was completed for a gain of $6.5 million
•	Company made final repayment on long term debt

“The second quarter results built on the forward momentum that we had from our first quarter and showed good progress that exceeds our budgeted projections. Unfortunately the steady progress and good results from the Company have been overshadowed by the ground movement situation at our Bellavista Mine in Costa Rica subsequent to our second quarter,” commented President and CEO Peter Tagliamonte. “We have suspended mining operations and application of cyanide at Bellavista and are expending every effort to find a permanent solution and get the Company back on track. While this solution is sought, Bellavista will have a significant negative impact on the Company,” said Company President and Chief Executive Officer, Peter Tagliamonte.

Glencairn produced 20,340 ounces during the second quarter, compared with 21,127 ounces during the second quarter of 2006, and 31,801 ounces during the first quarter of 2007. The lower production in the second quarter compared to the first quarter of 2007 reflects the suspension of mining operations at Libertad. Sales were $14,313,000, as a result of the sale of 21,490 ounces at an average realized price of $666 per ounce. This along with the $6.5 million gain from the sale of the nickel royalties resulted in net income of $3,260,000 or $0.01 per share during the quarter. This compares with income of $2,051,000 during the corresponding quarter of 2006, and a loss of $1,173,000 during the first quarter of 2007. Income from mining operations was $1,491,000 during the second quarter of 2007 compared with $3,843,000 during the corresponding quarter of 2006 and $756,000 during the first quarter of 2007. Cash operating cost per ounce sold was $451 during the quarter, up from $320 during the same quarter of 2006 but lower than the $470 during the first quarter of 2007.

For the first half of 2007, net income totalled $2,087,000, or $0.01 per share, compared to income of $3,821,000, or $0.02 per share, in the first half of 2006. Income from mining operations decreased in 2007 to $2,247,000 from $5,836,000 in the corresponding period of 2006. Revenue from gold sales increased in 2007 to $34,610,000 compared to $23,952,000 in the corresponding period of 2006.

Gold sales were 52,624 ounces sold in the current first half compared to 40,883 ounces in the corresponding half of the previous year.

In June 2007, the Company completed the sale to Independent Nickel Corp. of its sliding scale 1-3% net smelter royalty on Victory Nickel Inc.’s Minago nickel deposit, as well as the 2% net smelter royalty on the Lynn Lake property. Under the terms of the purchase and sale agreement, Glencairn recognized a gain of $6,548,000 from the receipt of $4,694,000 (Cdn$5,000,000) in cash and 2,500,000 Independent Nickel Corp. shares valued at $1,854,000 or Cdn$0.79 per share. The shares received are subject to a contractual escrow agreement with the release of blocks of shares in intervals up to June 2009.

Limon Mine

Sales in the latest quarter increased by $1,432,000 or 24% to $7,286,000 in 2007 compared to $5,854,000 in 2006. The actual quantity of gold sold increased 1,521 ounces to 10,958, or 16% from the same period in the prior year. Production from the Limon Mine during the quarter was 9,913 ounces. The increase in sales revenue was attributable to the increase in gold ounces sold of 16%, partially from inventory, and an increase in realized gold prices of 7% over the same period in the previous year.

Cost of sales increased by $1,334,000 or 36% and cash operating costs per ounce increased by $67 to $463 in the second quarter of 2007 compared to 2006. Higher production costs were encountered with respect to haulage, fuel and especially electricity. As well, there were costs incurred with respect to ongoing improvements.

Bellavista Mine

On July 25, 2007, mining operations at the Bellavista Mine were suspended due to concerns over recent ground movements. After initial review by consultants, the Company believes that this movement is in part caused by water saturation due to abnormally high rainfall during the past several years. In some areas of the leach pad and waste pile, local ground movements have been identified in the range of one centimeter per day. Extensive ground monitoring has been undertaken and a number of remedial measures are underway to reduce ground movement including de-watering wells, surface water control and redistribution of the weight load. Based on earth movement patterns in Costa Rica, the geological structure at the site and the opinions of its experts, the Company does not believe that there is a risk of sudden earth movement at this time. However, continued small movements could compromise the sub-liner, liner and drain system under the leach pad. As a precautionary measure, all cyanide application was suspended and rinsing of the leach pads started on July 25. Once a remedial plan is finalized and associated costs are known, the Company will decide on a course of action. It is possible that the Bellavista Mine may remain closed indefinitely if a cost-efficient solution is not found to the ground movement problem or required permitting for remediation is not obtained.

Sales in the latest quarter were $5,581,000 compared to $6,587,000 in the second quarter of 2006. Quantity of gold sold was 8,385 ounces compared to 10,700 ounces in 2006 and the average realized gold price was $666 in the latest quarter compared to $616 in the comparable period in 2006. Cash operating

2

cost per ounce sold in the quarter was $371 compared to $252 per ounce sold in 2006. Cost of sales in the latest period was $3,114,000 compared to $2,698,000 in 2006.

The mine produced 8,374 ounces of gold in the quarter compared to 11,178 ounces of gold produced in the second quarter of 2006. During the most recent quarter, the mine experienced production disruptions as a result of an obstructed collection tube system under the heap leach pad and heavier than normal rainfalls. This obstruction was unrelated to the ground movement. As a result, lower tonnage of ore was crushed and stacked during the quarter. These events reduced gold production and increased costs.

Libertad Mine and Mill Project

Glencairn acquired the Libertad Mine in July 2006. Since that time Glencairn has managed to decrease the cost of gold production significantly, but not by an amount to make the operation profitable. On March 31, 2007, mining operations at the Libertad Mine were suspended while a feasibility study is being completed to convert the heap-leach refining process to a conventional milling operation. The completion of the mill project is dependent on this feasibility study, expected in early 2008, being positive, financing for the project being available and permitting being obtained on a timely basis.

The Company purchased a used mill facility for reassembly at the Libertad Mine for $7,595,000 which includes dismantling and crating for transport. Future payments of $4,345,000 are committed to complete the acquisition. Of this amount $1,649,000 was paid in July.

All mining operations were suspended on March 31, 2007; however, the mine continued to produce residual amounts of gold from the heap leach pad. In the second quarter of 2007, Libertad sold 2,147 ounces of gold at an average realized price of $673 per ounce, resulting in revenues of $1,446,000. The mine had a loss from operations of $490,000 for the second quarter of 2007. The 2,053 ounces of gold produced in the second quarter was far below normal rates and this figure will continue to decline until residual leaching ceases near the end of the third quarter. Since the Libertad Mine was placed on care and maintenance at the beginning of the second quarter of 2007, charges of $765,000 were incurred to June 30 2007. The mine will continue to incur care and maintenance costs until such time as the mine resumes mining activities or ceases operations permanently.

Outlook

The suspension of mining operations at the Bellavista Mine has created an immediate and serious negative effect on the cash flow of the Company and, accordingly, it has initiated an aggressive program to conserve cash. This program includes the immediate cessation of all discretionary spending, including the Company’s exploration program, employee reductions and deferring or eliminating, where possible, capital expenditures.

The Company had cash of $10,035,000 and working capital of $19,151,000 at June 30, 2007. It is expected that cash on hand at June 30, 2007 will not be sufficient to fund the Company’s needs for the next twelve months and, accordingly, management is reviewing its options with respect to funding which includes equity and or debt financing and the sale of assets. Cash on hand at the end of July was approximately $5,000,000. While the Company has been successful in the past in raising funds, there can be no assurance it will be able to raise sufficient funds in the near future.

3

Glencairn Gold Corp.

Selected Quarterly Financial Information

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006

Gold sales (ounces)	21,490	20,137	52,624	40,883
Average spot gold price ($/ounce)	$667	$628	$659	$591
Average realized gold price ($/ounce)	$666	$618	$658	$586
Cash operating costs ($/ounce)	$451	$320	$463	$336
Total cash costs ($/ounce)	$481	$344	$491	$358
Gold produced (ounces)	20,340	21,127	52,141	39,509

(in thousands, except per share amounts)
Sales	$14,313	$12,441	$34,610	$23,952
Cost of sales	$9,700	$6,436	$24,339	$13,731
Net income	$3,260	$2,051	$2,087	$3,821
Income per share – basic and diluted	$0.01	$0.01	$0.01	$0.02

Conference Call

A conference call and webcast will be held Wednesday, August 15 at 10:00 a.m. To participate in the conference call, dial 416-340-8010 or, toll free in North America, 1-866-540-8136. You may also listen to the webcast at www.glencairngold.com. An archive of the conference call and webcast will be available on the Company’s website.

For further information, please contact:

Peter W. Tagliamonte, President/CEO Glencairn Gold Corporation 416-860-0919 ir-info@glencairngold.com	Denis C. Arsenault , Chief Financial Officer Glencairn Gold Corporation 416-860-0919 ir-info@glencairngold.com	Tina Cameron Renmark Financial Communications Inc. 514-939-3989 tcameron@renmarkfinancial.com

Cautionary Note Regarding Forward-Looking Statements: This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, expectation that a solution to the ground movement at Bellavista will be found, estimated recoveries under the milling plan, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital for the mill project, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in the Company’s annual information form for the year ended December 31, 2006 on file with the securities regulatory authorities in Canada and the Company’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities.

4

EXHIBIT 2

Interim Report

Q2

June 30, 2007

Glencairn Gold Corporation

Management’s Discussion and Analysis

For the three and six months ended June 30, 2007

The following discussion and analysis should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes thereto for the three and six month periods ended June 30, 2007, which have been prepared in United States dollars and in accordance with Canadian generally accepted accounting principles for interim financial statements. The reader should also refer to the Annual Information Form, audited consolidated financial statements and Management’s Discussion and Analysis for the years ended December 31, 2006 and 2005. This Management’s Discussion and Analysis has been prepared as of August 9, 2007. All dollar amounts are US dollars unless otherwise indicated.

Overview

Glencairn Gold Corporation (“Glencairn” or the “Company”) is a gold producer with three mines in Central America. The Limon Mine in Nicaragua has been in continuous production since 1941 and has been owned by Glencairn since late 2003. The Bellavista Mine in Costa Rica was constructed by the Company and entered into commercial production in December 2005. In July 2006, the Libertad Mine in Nicaragua was purchased along with a 60% interest in Cerro Quema, an advanced gold property in Panama.

The Company’s long-term objective is to become a significant gold producer through the expansion of existing operations and strategic acquisitions or mergers.

On March 31, 2007, mining operations at the Libertad Mine were suspended while a feasibility study on the conversion of the heap-leach refining process to a conventional milling operation is being completed. The Company has made payments towards the purchase of a used mill facility. Once a feasibility study has been completed, estimated to be in early 2008, the Company will decide on a course of action for the Libertad Mine.

On July 25, 2007, mining operations at the Bellavista Mine were suspended due to concerns over recent ground movements. After initial review by consultants, the Company believes that this movement is in part caused by water saturation due to abnormally high rain fall during the past several years. In some areas of the leach pad and waste pile, local ground movements have been identified in the range of one centimeter per day. Extensive ground monitoring has been undertaken and a number of remedial measures are underway to reduce ground movement including de-watering wells, surface water control, and redistribution of the weight load. Based on earth movement patterns in Costa Rica, the geological structure at the site, and the opinions of its experts, the Company does not believe that there is a risk of sudden earth movement at this time. However, continued small movements could compromise the sub-liner, liner and drain system under the leach pad. As a precautionary measure, all cyanide application has been immediately suspended. Once potential remedies and associated costs are known, the Company will decide on a course of action. It is possible that the Bellavista Mine may remain closed indefinitely if a cost-efficient solution is not found to the ground movement problem or required permitting for remediation is not obtained.

The ceasing of mining operations at the Bellavista Mine has created an immediate and serious negative effect on the cash flow of the Company and, accordingly, it has initiated an aggressive program to conserve cash. This program includes the immediate cessation of all discretionary spending, including the Company’s exploration program, staff terminations and layoffs and deferring or eliminating, where possible, capital expenditures.

It is expected that cash on hand at June 30, 2007 will not be sufficient to fund the Company’s needs for the next twelve months and, accordingly, management is reviewing its options with respect to funding which includes equity and or debt financing and the sale of assets. While the Company has been successful in the past in raising funds, there can be no assurance it will be able to raise sufficient funds in the near future.

Selected Quarterly Information

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006

Gold sales (ounces)	21,490	20,137	52,624	40,883
Average spot gold price ($/ounce)	$667	$628	$659	$591
Average realized gold price ($/ounce)	$666	$618	$658	$586
Cash operating costs ($/ounce)	$451	$320	$463	$336
Total cash costs ($/ounce)	$481	$344	$491	$358
Gold produced (ounces)	20,340	21,127	52,141	39,509

(in thousands, except per share amounts)
Sales	$14,313	$12,441	$34,610	$23,952
Cost of sales	$9,700	$6,436	$24,339	$13,731
Net income	$3,260	$2,051	$2,087	$3,821
Income per share – basic and diluted	$0.01	$0.01	$0.01	$0.02

Results of Operations

Limon Mine

	Three months ended June 30
	2007	2006	Change	% Change

Gold sold (ounces)	10,958	9,437	1,521	16%
Average realized gold price ($/ounce)	$665	$620	$45	7%

Cash operating costs ($/ounce)	$463	$396	$67	17%
Total cash costs ($/ounce)	$505	$434	$71	16%
Tonnes milled	73,483	85,988	(12,505)	(15%)
Ore grade (g/tonne)	5.3	4.3	1.0	23%
Recovery (%)	80.8	84.4	(3.6)	(4%)
Gold produced (ounces)	9,913	9,949	(36)	(0%)

($ in thousands)
Sales	$7,286	$5,854	$1,432	24%

Cost of sales	5,072	3,738	1,334	36%
Royalties and production taxes	457	358	99	28%
Depreciation and depletion	404	346	58	17%
Accretion	17	16	1	6%
	$5,950	$4,458	$1,492	33%

Income from mining operations	$1,336	$1,396	$(60)	(4)%

Sales from the Limon Mine increased by $1,432,000 or 24% in the second quarter of 2007 compared to 2006. The increase in sales revenue was attributable to the increase in gold ounces sold of 16%, partially from inventory, and an increase in realized gold prices of 7% over the same period in the previous year.

Cost of sales increased by $1,334,000 or 36% and cash operating costs per ounce increased by $67 to $463 in the second quarter of 2007 compared to 2006. Higher production costs were encountered with respect to haulage, fuel, and especially electricity. As well, there were costs incurred with respect to ongoing improvements.

Royalties and production taxes increased $99,000 or 28% due to the overall increase in sales revenue of $1,432,000 or 24% over the same period in the previous fiscal year. Depreciation and depletion increased by $58,000 or 17% due to the increase in depletion rate per unit caused by the decrease in mineral reserve estimates over the previous fiscal year.

Limon Mine

	Six months ended June 30
	2007	2006	Change	% Change

Gold sold (ounces)	19,471	17,283	2,188	13%
Pre-production ounces sold *	482	-	482	0%
Average realized gold price ($/ounce)	$660	$590	$70	12%

Cash operating costs ($/ounce)	$458	$415	$43	10%
Total cash costs ($/ounce)	$500	$451	$49	11%
Tonnes milled	147,316	148,337	(1,021)	(1%)
Ore grade (g/tonne)	5.1	4.3	0.8	19%
Recovery (%)	81.9	84.2	(2.3)	(3%)
Gold produced (ounces)	19,936	17,132	2,804	16%

($ in thousands)
Sales	$12,855	$10,205	$2,650	26%

Cost of sales	8,925	7,172	1,753	24%
Royalties and production taxes	814	615	199	32%
Depreciation and depletion	756	622	134	22%
Accretion	34	32	2	6%
	$10,529	$8,441	$2,088	25%

Income from mining operations	$2,326	$1,764	$562	32%

* These gold ounces were produced and sold in the pre-commercial production period from the Santa Pancha deposit and are not included in sales figures as disclosed in this Management’s Discussion and Analysis and in the Consolidated Financial Statements.

Sales from the Limon Mine increased by $2,650,000 or 26% in the first half of 2007 compared to 2006. The higher gold production was from the higher ore grades mined in the Santa Pancha area of the Limon Mine. This was marginally offset by the lower recoveries. The market strength for gold also contributed to the overall 26% revenue increase.

Cost of sales increased by $1,753,000 or 24% and cash operating costs per ounce increased by $43 to $458 in 2007. The increased cost of sales was attributed to higher production costs with respect to haulage, fuel, and especially electricity. Royalties and production taxes, and depreciation and depletion increased by 32% and 22%, respectively, as gold ounces produced and sold increased over the same period in the previous fiscal year.

In the first quarter of 2007, the Company’s Santa Pancha deposit at the Limon Mine entered into commercial production. As such, all subsequent gold ounces sold from the deposit are being recognized in revenue. Additionally, the capitalized cost of the deposit is now being depreciated over ounces produced thereby increasing depreciation and depletion expenses in the first half of 2007.

Bellavista Mine

	Three months ended June 30
	2007	2006	Change	% Change

Gold sold (ounces)	8,385	10,700	(2,315)	(22%)
Average realized gold price ($/ounce)	$666	$616	$50	8%

Cash operating costs ($/ounce)	$371	$252	$119	47%
Total cash costs ($/ounce)	$383	$264	$119	45%
Tonnes mined	342,583	328,615	13,968	4%
Ore grade (g/tonne)	1.6	1.6	0.0	0%
Gold produced (ounces)	8,374	11,178	(2,804)	(25%)

($ in thousands)
Sales	$5,581	$6,587	$(1,006)	(15%)

Cost of sales	3,114	2,698	416	15%
Royalties and production taxes	100	129	(29)	(22%)
Depreciation and depletion	1,684	1,284	400	31%
Accretion	11	9	2	22%
	$4,909	$4,120	$789	19%

Income from mining operations	$672	$2,467	$(1,795)	(73%)

Sales from the Bellavista Mine decreased by $1,006,000 or 15% in the second quarter of 2007 compared to 2006. The mine sold 2,315 ounces less than in the comparable period in 2006. The effects of the lower ounces were partially offset by the increase in average realized gold prices of $50 to $666. In the second quarter of 2007, the mine experienced production disruptions as a result of a plugged collection tube under the heap leach pad and heavier than normal rainfalls. These events reduced gold production and increased costs.

Cost of sales increased by $416,000 or 15% and cash operating costs per ounce increased by $119 to $371 in 2007. Even though gold ounces produced and sold decreased, the nature of many production costs were relatively fixed and thus did not result in a lower cost of sales. In addition, the production problem noted earlier resulted in increased costs. In the first half of 2006, Bellavista deferred $1,142,000 and amortized $83,000 of stripping costs. In the comparative period of 2007, the mining activity was in a stage of the pit which required the commencement of amortization of all previously capitalized stripping costs. This resulted in the amortization of and additional $206,000 of stripping costs which increased cost of sales.

The ounces sold in the second quarter of 2007 declined 22%, which corresponded to the decline of 22% in royalties and production taxes. Although the ounces of gold produced declined in the second quarter of 2007, the depreciation base increased as a result of the milling circuit reaching commercial production. This resulted in an increase in depreciation and depletion expenses of $400,000 or 31%.

On July 25, 2007, operations at the Bellavista Mine were suspended due to concerns over recent ground movements.

Bellavista Mine	Six months ended June 30
	2007	2006	Change	% Change

Gold sold (ounces)	18,860	23,600	(4,740)	(20%)
Average realized gold price ($/ounce)	$656	$583	$73	13%

Cash operating costs ($/ounce)	$396	$278	$118	42%
Total cash costs ($/ounce)	$408	$289	$119	41%
Tonnes mined	774,050	747,725	26,325	4%
Ore grade (g/tonne)	1.6	1.7	(0.1)	(6%)
Gold produced (ounces)	19,059	22,377	(3,318)	(15%)

($ in thousands)
Sales	$12,378	$13,747	$(1,369)	(10%)

Cost of sales	7,472	6,559	913	14%
Royalties and production taxes	214	273	(59)	(22%)
Depreciation and depletion	3,642	2,788	854	31%
Accretion	21	19	2	11%
	$11,349	$9,639	$1,710	18%

Income from mining operations	$1,029	$4,108	$(3,079)	(75%)

Sales from the Bellavista Mine decreased by $1,369,000 or 10% in the first half of 2007 compared to 2006. Even though the average realized gold price in 2007 was $73 per ounce higher than in 2006, the mine sold 4,740 ounces less than in the comparable period of 2006. The decrease in ounces sold largely resulted from lower ore grades mined in the latter part of 2006 and early 2007, and the problem noted earlier regarding the plugged collection tube and heaver than normal rains. This lower grade material was being fed through the new milling circuit, which came online on January 1, 2007.

Cost of sales increased by $913,000 or 14% and cash operating costs per ounce increased by $118 to $396 in 2007. The effect of lower sales volumes and the fixed nature of many production costs resulted in a higher cash operating cost per ounce, when compared to the same period in the previous fiscal year. Additionally, the production delays due to the heavy rains and the plugged collection tube contributed to a higher cash cost per ounce. In 2006, Bellavista deferred $2,613,000 of stripping costs. On January 1, 2007, the mining activity was in a stage of the pit which required the commencement of amortization of all previously capitalized stripping costs. This resulted in the amortization of an additional $381,000 of stripping costs which also contributed to an increased cost of sales.

As ounces sold in the first half of 2007 declined 20%, a reduction of 22% was reflected in royalties and production taxes. Although ounces of gold produced declined in the first half of 2007, the depreciation base increased due to the milling circuit reaching commercial production in the same period. This resulted in an increase in depreciation and depletion expenses of $854,000 or 31%.

On July 25, 2007, operations at the Bellavista Mine were suspended due to concerns over recent ground movements.

Libertad Mine

	Three months ended June 30
	2007	2006

Gold sold (ounces)	2,147	-
Average realized gold price ($/ounce)	$673	-

Cash operating costs ($/ounce)	$705	-
Total cash costs ($/ounce)	$739	-
Tonnes mined	-	-
Ore grade (g/tonne)	-	-
Gold produced (ounces)	2,053	-

($ in thousands)
Sales	$1,446	$-

Cost of sales	1,514	-
Royalties and production taxes	72	-
Depreciation and depletion	328	-
Accretion	22	-
	1,936	-

Loss from mining operations	$(490)	$-

	Six months ended June 30
	2007	2006

Gold sold (ounces)	14,293	-
Average realized gold price ($/ounce)	$656	-

Cash operating costs ($/ounce)	$556	-
Total cash costs ($/ounce)	$588	-
Tonnes mined	366,113	-
Ore grade (g/tonne)	2.0	-
Gold produced (ounces)	13,146	-

($ in thousands)
Sales	$9,377	$-

Cost of sales	7,942	-
Royalties and production taxes	457	-
Depreciation and depletion	1,988	-
Accretion	45	-
	10,432	-

Loss from mining operations	$(1,055)	$-

Glencairn acquired the Libertad Mine in July of 2006 and for this reason there are no comparative numbers for the previous year. Since that time Glencairn has managed to decrease the cost of gold production significantly, but not by an amount to make the operation profitable. The Company suspended operations on March 31, 2007. The progression to completion of the mill project is dependant on receipt of a final feasibility study being positive, financing for the project being available and permitting being obtained on a timely basis. The Company has made payments towards the purchase of a used mill facility.

Even though all mining operations were ceased on March 31, 2007, the mine continues to produce gold from the heap leach pad. The gold produced in the second quarter was far below normal rates and this figure will continue to decline until leaching ceases near the end of the third quarter. The mine will continue to incur care and maintenance costs until such time as the mine resumes mining activities or ceases operations permanently.

Expenses and Other Income

Three months ended June 30, 2007

	Three months ended June 30
	2007	2006	Change	% Change

General and administrative	$1,449	$1,324	$125	9%
Care and maintenance Stock options	765 297	- 190	765 107	- 56%
Exploration	713	-	713	-
Other (income) expense	(6,794)	278	(7,072)	(2,544%)
Non-controlling interest	(64)	-	(64)	-
	$(3,634)	$1,792	$(5,426)	(303%)

General and administrative expenses increased $125,000 or 9% over the same period in the previous year and includes $253,000 spent in the second quarter of 2007 on engineering and other consulting fees related to the Libertad Mine mill project. No expenditures relating to this project will be capitalized until such time as a final positive feasibility study is available. There were also increases in consulting and investor relations costs. These increases were partially offset by a $339,000 reduction in salaries and benefits. In the second quarter of 2006, one-time bonus payments were paid.

Care and maintenance costs relate to maintaining the Libertad Mine in a proper state of upkeep while mining operations are temporarily suspended pending final results of the feasibility study. These costs primarily relate to the maintenance of a basic administrative function as well as expenditures on electricity, property holding costs, and caretaking activities.

Stock options expense increased by $107,000 or 56% over the same period in the previous fiscal year. During the second quarter of 2007, 100,000 options were granted. Glencairn amended its stock option policy in the third quarter of 2006 whereby options would vest over an 18 month period. Previous to the third quarter of 2006, options vested on the grant date. Total stock-based compensation amounted to $297,000 as a result of vesting options.

In the second quarter of 2006, exploration expenses were nil. In late 2005, all Nicaraguan exploration activities were suspended for an indefinite period after a three-week labour disruption at the Limon operations. The exploration program resumed in the third quarter of 2006 after the acquisition of the Libertad Mine, and the Cerro Quema and Mestiza properties in the third quarter of 2006.

In June 2007, the Company completed the sale to Independent Nickel Corp. of its sliding scale 1-3% net smelter royalty on Victory Nickel Inc.’s Minago nickel deposit, as well as the 2% net smelter royalty on the Lynn Lake property. Under the terms of the purchase and sale agreement, Glencairn recognized a gain of $6,548,000 from the receipt of $4,694,000 (Cdn$5,000,000) in cash and 2,500,000 Independent Nickel Inc. shares valued at $1,854,000 or Cdn$0.79 per share. The shares received were subject to a contractual escrow agreement with the release of blocks of shares in intervals up to June 2009.

Non-controlling interest represents 40% of the Cerro Quema interest applicable to the minority shareholder.

Six months ended June 30, 2007

	Six months ended June 30
	2007	2006	Change	% Change

General and administrative	$2,820	$2,131	$689	32%
Care and maintenance Stock options	765 663	- 214	765 449	- 210%
Exploration	1,177	100	1,077	1,077%
Other income	(7,047)	(430)	(6,617)	1,539%
Non-controlling interest	(83)	-	(83)	-
	$(1,705)	$2,015	$(3,720)	(185%)

General and administrative expense increased by $689,000 or 32% over the same period in the previous fiscal year. Of this increase, $354,000 was spent in 2007 on engineering and other consulting fees related to the Libertad Mine suspension and assessment of a milling circuit. Other increases were from higher consulting, travel, and investor relations costs.

Stock options expense increased by $449,000 over the same period in the previous fiscal year. As part of Glencairn’s compensation program, stock options are granted to employees and directors from time-to-time. During the first half of 2007, a total of 3,781,000 stock options were granted. For the first half of 2007, the Company recognized an expense of $663,000 using the Black-Scholes option pricing model.

Exploration expense increased by $1,077,000 in 2007 compared with 2006. Nicaraguan exploration activities were suspended from November 2005 to August 2006. In July of 2006, the Company acquired the Libertad Mine and Cerro Quema property and closed a financing that provided the funds to resume exploration work on the properties. Exploration work in the first half of 2007 consisted mainly of drilling at Libertad, exploration drilling and trenching at Limon and Mestiza, and ongoing holding costs. The balance in 2006 consisted mainly of land holding costs. As a result of the ground movement problem at Bellavista Mine, the Company has decided to cease its exploration program, effective July 2007.

Other income totalled $7,047,000 in 2007, an increase of $6,617,000 from 2006. During the second quarter, the Company recorded a combined gain of $6,548,000 from the receipt of 2,500,000 Independent Nickel Corp. shares valued at Cdn$0.79 per share and cash of $4,694,000 (Cdn$5,000,000) related to the sale of Glencairn’s sliding scale 1-3% net smelter royalty on Victory Nickel Inc.’s Minago nickel deposit, as well as the 2% net smelter royalty on the Lynn Lake property, both located in Manitoba. Additionally, Glencairn sold marketable securities in the first quarter of 2007 resulting in a gain of $131,000. The Company incurred interest charges of $313,000 and earned interest and hold other miscellaneous gains of $479,000.

Non-controlling interest represents 40% of the Cerro Quema interest applicable to the minority shareholder.

Cash Flows

Three months ended June 30, 2007

Operating activities used $1,629,000 in 2007, compared to generating $2,377,000 in 2006. Since the Libertad Mine ceased mining operations, only 2,147 ounces of gold were sold from the continuous leaching of the leach pads in the second quarter. Expenditures were incurred at the Libertad mine with respect to consulting and engineering costs related to the mill project and care and maintenance costs being incurred since the temporary cessation of mining activities.

In second quarter of 2007, financing activities used $1,500,000 which related to the final repayment of the RMB Australia Holdings Limited loan. Cash generated from the issue of common shares on the exercise of stock options was $96,000. In 2006, the debt repayment was $1,000,000 and cash generated from stock option and warrant exercises was $710,000.

Investing activities in property, plant and equipment generated $77,000 in 2007. The Limon Mine, Bellavista Mine, and Libertad Mine acquired assets totalling $823,000, $777,000 and $3,017,000, respectively. The investments in property, plant and equipment of $4,617,000 were offset by the receipt of $4,694,000 from the sale of the Company’s Manitoba nickel royalties. In the comparative period in 2006, investing activities utilized cash of $2,736,000 and was largely attributed to the purchase of property, plant, and equipment for the mine sites and a $900,000 payment to Glamis Gold Ltd as the final payment for the Bellavista property.

Six months ended June 30, 2007

Operating activities generated $3,718,000 for the first half of 2007, compared to $4,085,000 in the first half of 2006. Operating cash flows increased as 11,741 more ounces were sold in 2007 and the average realized price for gold increased to $659 in 2007 from $591 in 2006. The increase in ounces was attributable to the addition of the Libertad Mine in the third quarter of 2006. The impact of this cash inflow was reduced by $354,000 in expenditures relating to the Libertad Mine mill project and $765,000 in ongoing care and maintenance costs for the site.

In 2007, financing activities used $2,185,000. This consisted of $2,500,000 expended on the repayment of a long-term debt which was partially offset by $315,000 received on the issuance of common shares. For the comparative period in 2006, Glencairn repaid $1,500,000 on the long-term debt and received $727,000 on the issuance of common shares.

Investing activities used $1,065,000 in 2007. Investment in property, plant, and equipment totalled $5,699,000. The Limon Mine, Bellavista Mine, and Libertad Mine acquired assets totalling $1,281,000, $1,376,000 and $3,035,000, respectively. Of the Libertad Mine expenditures, $3,250,000 was from payments for a used mill which is expected to be eventually used at the Libertad Mine. The Company received $4,694,000 in proceeds from the sale of Manitoba nickel royalties. Additionally, the Company had also sold marketable securities which generated net proceeds of $183,000. In early 2007, the Company had its Costa Rican bank accounts seized, which stemmed from the loss of an arbitration case. These bank accounts are currently unavailable for operations and have cash balances of approximately $243,000. In the comparative period in 2006, purchases and deferred costs relating to property, plant, and equipment were made in amounts totaling $726,000 and $4,000,000 for the Limon Mine and Bellavista Mine, respectively.

Liquidity and Capital Resources

The Company had cash of $10,035,000 (December 31, 2006 - $9,567,000) and working capital of $19,151,000 at June 30, 2007 (December 31, 2006 - $13,634,000). On June 30, 2007, the Company made the final $1,500,000 repayment on its long-term debt.

In February 2007, the Company announced its conversion/expansion program which includes plans to install a conventional milling circuit at the Libertad Mine. A feasibility study is expected in 2008 which will determine the economics of the project. The Company has placed deposits totalling $3,250,000 on a used mill which is anticipated to be reassembled at the Libertad site. Future payments of $4,345,000 are committed to complete the used mill acquisition. Engineering and consultant fees to June 30, 2007 have totalled $354,000 for this project. The Libertad Mine was placed in care and maintenance mode since the beginning of the second quarter of 2007 and has incurred charges of $765,000. Since the cessation of mining activities at the site, gold sales were 2,147 ounces for the quarter. This figure will continue to decline through the remainder of 2007 as only residual ounces will be recovered from the heap leach operation.

On July 25, 2007, Glencairn suspended mining operations at the Bellavista Mine in Costa Rica due to concerns over recent ground movements. After initial review by a number of external consultants, the Company believes that this movement is in part caused by water saturation due to abnormally high rain fall during the past several years. The Company expects advanced stage studies and analysis to be completed within the third quarter of 2007. Based on the results of the studies, the Company can determine a course of action and quantify the associated costs. The stoppage of mining operations at the Bellavista Mine will result in a significant decline in gold sales for the remainder of 2007 and until such time as operations resume. Management estimates continuing gold sales to be under 4,000 ounces to the remainder of the year from the Bellavista Mine. Ongoing upkeep costs will be incurred as the mine is now on care and maintenance.

In June 2007, the Company closed an agreement with Independent Nickel Corp. (“INI”) to sell its sliding scale 1% - 3% net smelter return royalty (“NSR”) on Victory Nickel Inc.’s Minago nickel deposit, as well as the 2% NSR on the Lynn Lake property, both located in northern Manitoba, to INI. Under the terms of the purchase agreement, INI paid Cdn$5,000,000 in cash and issued 2,500,000 INI shares to Glencairn, in exchange for the two royalties. The shares are subject to a contractual escrow agreement and will be released on a graduated basis over two years.

As a result of two of Glencairn’s three mines now on care and maintenance, there will be significant declines in gold recoveries and sales from the Bellavista and Libertad mines. At the same time, expenditures will be made to sustain a minimal operating and administrative staff, along with upkeep expenditures. Glencairn is awaiting final third party reports prior to concluding on the future of these two mines. Once the reports are available, a course of action can be decided, along with a clearer indication of the associated costs.

In response to the current state of operations, Glencairn has suspended all exploration activities, reduced the number of employees, cut capital expenditure programs, where possible, and eliminated discretionary expenditures. Cash on hand at June 30, 2007 and cash flows expected for the next twelve months are not sufficient to fund the Company’s ongoing and future expansion needs. Accordingly, the Company will require funding via a sale of assets, equity or debt financing, or a combination thereof.

The company does not have any off balance sheet arrangements.

Significant Accounting Policies

On January 1, 2007, the Company adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Handbook Section 1530, Comprehensive Income, Handbook Section 3855, Financial Instruments – Recognition and Measurement, and Handbook Section 3865, Hedges. The Company adopted these standards prospectively; accordingly, comparative amounts for prior periods have not been restated. See the Company’s financial statements for full disclosure.

Outlook

Gold sales in 2007 are expected to be between 75,000 and 80,000 ounces at a cash operating cost of $450 to $460 per ounce. The decrease from our earlier production estimate of 90,000 to 105,000 ounces is attributable to the suspension of operations at the Bellavista Mine on July 25, 2007. Many production inputs, such as fuel and hydro have been increasing over the past few years but gold prices have increased significantly more and are predicted by many analysts to stay or increase beyond these levels.

The Company undertook an independent valuation of the Libertad and Cerro Quema assets acquired in July 2006 and the preliminary information received during the second quarter of 2007 from this work has resulted in changes to the value allocated to tangible assets and liabilities. The final report expected in the third quarter may result in further changes to the fair value.

The Company temporarily suspended mining operations at the Libertad Mine effective March 31, 2007, until such time as a conventional mill circuit is commissioned. In July 2007, Glencairn exercised an option agreement with a third-party vendor to purchase a previously owned and operated mill. The Company has made payments of $3,250,000 towards the purchase of this mill and will require future payments of $4,345,000 to complete the acquisition. Of this balance, $1,649,000 was paid in July 2007. In opting to refurbish an existing mill as opposed to acquiring a new one, the Company is optimistic that the Libertad Mine can be returned to full production in a shorter time frame and at lower costs. A mill operation should result in higher recovery rates and lower costs per ounce compared to heap leaching. Dismantling of the mill from its current site is expected to be completed early in the third quarter and reassembly in Libertad would be done following completion of the feasibility study, expected in 2008. Completion of the Libertad mill plan is dependent on a feasibility study being undertaken by a third-party engineering firm being positive, financing for the project being available and permits being obtained on a timely basis. The Company is exploring various combinations of debt and equity to finance this project and will make a final decision once the feasibility study is completed.

As a result of the closing of the Bellavista Mine in July 2007 and the resulting negative cash flow implications from the loss of revenue from the mine, Glencairn has suspended all exploration activities, reduced the number of employees, cut capital expenditure programs, where possible, and eliminated discretionary expenditures. Cash on hand at July 31, 2007, of $5,000,000, and cash flows from operations of the Company’s sole operating mine, Limon, are not sufficient to fund the Company’s ongoing needs. Accordingly, the Company’s cash preservation plans, which include severe cost cutting measures, will require funding via a sale of assets, equity or debt financing. While the Company has been successful in the past in raising funds, there can be no assurance it will be able to raise sufficient funds in the future.

In August of 2006, the Company undertook an economic update to the feasibility study prepared on the Cerro Quema property by a previous owner in 2002 which confirmed the viability of developing this property. The Company is currently taking steps to sell this property in order to provide funding for ongoing operations.

In January 2007, the Company and the Province of Manitoba reached agreement as to the final work to be carried out in the Lynn Lake area under which the Company will complete certain work for which it is responsible and will pay an aggregate of Cdn$2,000,000 in four annual payments commencing when the formal agreement is signed. Final documentation could take up to one year. Until signing of the formal agreement, ongoing water treatment costs will be shared between the Company and the Manitoba government.

Summary of Quarterly Results

(in thousands except per share amounts)

	2007 Q2	2007 Q1	2006 Q4	2006 Q3

Sales	$14,313	$20,297	$14,123	$14,075
Net income (loss)	$3,260	$(1,173)	$(8,045)	$(3,182)
Income (loss) per share - basic
and diluted	$0.01	$0.00	$(0.05)	$(0.01)

	2006 Q2	2006 Q1	2005 Q4	2005 Q3

Sales	$12,441	$11,511	$5,766	$4,237
Net income (loss)	$2,051	$1,770	$(1,463)	$(987)
Income (loss) per share - basic and
diluted	$0.01	$0.01	$(0.01)	$(0.01)

Non-GAAP Performance Measures

The Company has included the non-GAAP performance measures below in this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:

Cash Operating Cost per ounce:		Three months ended June 30,

	2007				2006

	Limon Mine	Bellevista Mine	Libertad Mine	Consol.	Limon Mine	Bellevista Mine	Libertad Mine	Consol.

Statement of Operations (000’s)
Cost of sales	$5,072	$3,114	$1,514	$9,700	$3,738	$2,698	—	$6,436
Gold sales (ounces)	10,958	8,385	2,147	21,490	9,437	10,700	—	20,137
Cash operating cost per ounce	$463	$371	$705	$451	$396	$252	—	$320

Total Cash Cost per ounce:	Three months ended June 30,

	2007				2006

	Limon Mine	Bellevista Mine	Libertad Mine	Consol.	Limon Mine	Bellevista Mine	Libertad Mine	Consol.

Statement of Operations (000’s)
Cost of sales	$5,072	$3,114	$1,514	$9,700	$3,738	$2,698	—	$6,436
Royalties and production taxes	457	100	72	629	358	129	—	487

Cost base for calculation	$5,529	$3,214	$1,586	$10,329	$4,096	$2,827	—	$6,923

Gold sales (ounces)	10,958	8,385	2,147	21,490	9,437	10,700	—	20,137
Total cash cost per ounce	$505	$383	$739	$481	$434	$264	—	$344

Cash Operating Cost per ounce:	Six months ended June 30,

	2007				2006

	Limon Mine	Bellevista Mine	Libertad Mine	Consol.	Limon Mine	Bellevista Mine	Libertad Mine	Consol.

Statement of Operations (000’s)
Cost of sales	$8,925	$7,472	$7,942	$24,339	$7,172	$6,559	—	$13,731
Gold sales (ounces)	19,471	18,860	14,293	52,624	17,283	23,600	—	40,883
Cash operating cost per ounce	$458	$396	$556	$463	$415	$278	—	$336

Total Cash Cost per ounce:	Six months ended June 30,

	2007				2006

	Limon Mine	Bellevista Mine	Libertad Mine	Consol.	Limon Mine	Bellevista Mine	Libertad Mine	Consol.

Statement of Operations (000’s)
Cost of sales	$8,925	$7,472	$7,942	$24,339	$7,172	$6,559	—	$13,731
Royalties and production taxes	814	214	457	1,485	615	273	—	888

Cost base for calculation	$9,739	$7,686	$8,399	$25,824	$7,787	$6,832	—	$14,619

Gold sales (ounces)	19,471	18,860	14,293	52,624	17,283	23,600	—	40,883
Total cash cost per ounce	$500	$408	$588	$491	$451	$289	—	$358

Outstanding Share Data

The following common shares and convertible securities were outstanding at August 9, 2007:

Security	Expiry Date	Exercise Price (Cdn$)	Securities Outstanding	Common Shares on Exercise

Common shares				241,321,698
Warrants	Nov. 26/08	1.25	33,842,220	33,842,220
Warrants	Jul. 06/08	0.80	15,000,000	15,000,000
Agents’ warrants [1]	Dec. 22/07	0.38	790,000	790,000
Agents’ warrants [1]	Jul. 06/08	0.64	1,800,000	1,800,000
Warrants on above	Jul. 06/08	0.80		900,000
Options	Aug 10/07 to Jul 12/12	0.23 to 1.17	18,887,999	18,887,999

				312,541,917

Note 1:   The agents’ warrants are convertible into one common share and one half-share purchase warrant. Each full warrant is exercisable into a common share at the price indicated in the table.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis of Financial Position and Operating Results contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, expectation that a solution to the ground movement at Bellavista be found, expectation that the Libertad mill scoping and feasibility studies will be positive, estimated recoveries under the milling plan, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital for the mill project, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in the Company’s annual information form for the year ended December 31, 2006 on file with the securities regulatory authorities in Canada and the Company’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Additional information on the Company, including its annual information form is available on SEDAR at www.sedar.com.

August 9, 2007

Glencairn Gold Corporation

Consolidated Balance Sheets

(unaudited)

(US Dollars in thousands)

		June 30	December 31
	Note	2007	2006
Assets
Current
Cash		$10,035	$9,567
Marketable securities	2,5	3,880	105
Accounts receivable and prepaids		5,209	5,300
Product inventory	6	10,503	8,797
Supplies inventory		6,379	5,193
		36,006	28,962
Deferred financing costs	7	-	178
Restricted cash		838	595
Property, plant and equipment	8	74,807	75,625
		$111,651	$105,360

Liabilities
Current
Accounts payable and accrued liabilities		$13,653	$11,674
Income taxes payable		1,865	-
Current portion of future income tax liability		286	-
Current portion of long-term debt	9	-	2,500
Current portion of asset retirement obligations	10	1,051	1,154
		16,855	15,328
Asset retirement obligations	10	2,996	2,895
Non-controlling interest		8	91
		19,859	18,314

Shareholders’ Equity
Warrants	11	8,125	8,130
Agent’s options	12	673	673
Contributed surplus	13	7,162	6,511
Common shares	14	93,619	93,287
Deficit		(19,468)	(21,555)
Accumulated other comprehensive income	2	1,681	-
		91,792	87,046
		$111,651	$105,360

Nature of operations, basis of presentation and going concern	1

The accompanying notes form an integral part of these interim consolidated financial statements.

Glencairn Gold Corporation

Period ended June 30

(unaudited)

(US Dollars and in thousands, except per share amounts)

Consolidated Statements of Operations

		Three months ended June 30		Six months ended June 30

	Note	2007	2006	2007	2006

Sales		$14,313	$12,441	$34,610	$23,952

Cost of sales		9,700	6,436	24,339	13,731
Royalties and production taxes		629	487	1,485	888
Depreciation and depletion		2,426	1,643	6,406	3,433
Accretion expense	10	67	32	133	64
		12,817	8,598	32,363	18,116
Income from mining operations		1,491	3,843	2,237	5,836
Expenses and other income
General and administrative		1,449	1,324	2,820	2,131
Care and maintenance	8(c)	765	-	765	-
Stock options	13	297	190	663	214
Exploration		663	-	1,177	100
Other (income) expense	4	(6,794)	278	(7,037)	(430)
Non-controlling interest		(64)	-	(83)	-
		(3,634)	1,792	(1,705)	2,015
Income before income taxes		5,125	2,051	3,952	3,821
Income tax expense		(1,865)	-	(1,865)	-
Net income for the period		$3,260	$2,051	$2,087	$3,821

Income per share – basic and diluted		$0.01	$0.01	$0.01	$0.02

Weighted average number of shares outstanding		241,268	172,511	241,022	171,905

Consolidated Statements of Comprehensive Income

	Three months ended June 30		Six months ended June 30

	2007	2006	2007	2006

Net income for the period	$3,260	$2,051	$2,087	$3,821
Other comprehensive income
Unrealized gains (losses) on available-for-sale securities, net of tax	(404)	-	1,298	-
Reclassification adjustment for gains, included in net income	-	-	(131)	-
Total other comprehensive income (loss)	(404)	-	1,167	-
Total comprehensive income	$2,856	$2,051	$3,254	$3,821

The accompanying notes form an integral part of these interim consolidated financial statements.

Glencairn Gold Corporation

Period ended June 30

(unaudited)

(US Dollars in thousands)

Consolidated Statements of Deficit

	Three months ended June 30		Six months ended June 30

	2007	2006	2007	2006

Balance, beginning of period	$(22,728)	$(12,379)	$(21,555)	$(14,149)
Net income for the period	3,260	2,051	2,087	3,821
Balance, end of period	$(19,468)	$(10,328)	$(19,468)	$(10,328)

Consolidated Statements of Accumulated Other Comprehensive Income

	Three months ended June 30, 2007	Six months ended June 30, 2007

Balance, beginning of period	$2,085	$-
Cumulative impact of accounting changes relating to financial instruments	-	514
Adjusted balance, beginning of period	2,085	514
Other comprehensive income
Net change in unrealized gains (losses) on available-for-sale securities	(404)	1,167
Balance, end of period	$1,681	$1,681

The accompanying notes form an integral part of these interim consolidated financial statements.

Glencairn Gold Corporation

Consolidated Statements of Cash Flows

Period ended June 30

(unaudited)

(US Dollars in thousands)

		Three months ended June 30		Six months ended June 30
	Note	2007	2006	2007	2006
Operating activities
Net income		$ 3,260	$ 2,051	$ 2,087	$ 3,821
Asset retirement obligations settled	10	(97)	(126)	(135)	(143)
Items not affecting cash:
Depreciation and depletion		2,426	1,643	6,406	3,433
Income tax expense		1,865	—	1,865	—
Accretion expense	10	67	32	133	64
Stock options and warrants	13,14	297	190	663	214
Gain on sale of marketable securities	4	—	(40)	(131)	(40)
Gain on sale of royalties	4	(6,548)	—	(6,548)	—
Loss (gain) on sale of property, plant and equipment		—	41	—	(814)
Interest and finance fees	7	89	88	178	178
Non-controlling interest	3	(64)	—	(83)	—
Unrealized foreign exchange gain		(10)	(7)	(9)	(7)

		1,285	3,872	4,426	6,706
Change in non-cash working capital	15	(2,914)	(1,495)	(708)	(2,621)

Cash (used in) generated from operating activities		(1,629)	2,377	3,718	4,085

Financing activities
Long-term debt	9	(1,500)	(1,000)	(2,500)	(1,500)
Common shares issued	14	96	710	315	727

Cash used in financing activities		(1,404)	(290)	(2,185)	(773)

Investing activities
Proceeds from sale of marketable securities		—	141	183	141
Increase in restricted cash		—	—	(243)	—
Purchase of property, plant and equipment	8	(4,617)	(2,917)	(5,699)	(4,738)
Proceeds from sale of royalties	4	4,694	—	4,694	—
Net proceeds from sale of property, plant and
equipment		—	40	—	895

Cash (used in) generated from investing activities		77	(2,736)	(1,065)	(3,702)

Increase (decrease) in cash and cash equivalents		(2,956)	(649)	468	(390)

Cash, beginning of period		12,991	7,058	9,567	6,799

Cash, end of period		$ 10,035	$ 6,409	$ 10,035	$ 6,409

Supplemental cash flow information	15

The accompanying notes form an integral part of these interim consolidated financial statements.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and Six Months ended June 30, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

1.	NATURE OF OPERATIONS, BASIS OF PRESENTATION AND GOING CONCERN

Glencairn Gold Corporation’s (the “Company” or “Glencairn”) business is gold mining which includes exploration, development, extraction, processing and reclamation. The Company’s business also includes acquisition of gold properties in operation or in the development stage. The Company owns the Limon Mine in Nicaragua, the Bellavista Mine in Costa Rica, and the Libertad Mine in Nicaragua which was acquired in July 2006. During the third quarter of 2006, the Company acquired an interest in the Mestiza exploration property in Nicaragua and, in a separate transaction in July 2006, a 60% interest in the Cerro Quema advanced gold property in Panama. The Company is in the process of reclaiming the Keystone property in Manitoba.

On March 31, 2007, the Company suspended mining activities at the Libertad Mine until such time it is determined whether a conventional milling circuit would be economically feasible. As such, the mine continues to incur care and maintenance charges and revenues have significantly decreased since suspension.

On July 25, 2007, the Company suspended all mining and production activities at the Bellavista Mine due to concerns over recent ground movements (see Note 18). Studies are being performed to determine the extent of the problem and potential remedies. It is not known when the mine will resume operations and the timing and cost of fixing the ground movement. The Bellavista Mine will continue to incur care and maintenance charges and revenues will significantly decrease. As a result, Glencairn has suspended all exploration activities, reduced the number of employees, cut or deferred capital expenditures, where possible, and eliminated discretionary expenditures. Cash on hand at June 30, 2007 and cash flows expected for the next twelve months will not be sufficient to fund the Company’s ongoing and future expansion needs. Accordingly, the Company will require funding through a sale of assets, equity or debt financing. While the Company has been successful in the past in raising funds, there can be no assurance it will be able to raise sufficient funds in the future. These circumstances lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, and do not reflect the adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and the balance sheet classifications that would be necessary were the going concern assumption be deemed to be inappropriate. These adjustments could be material.

The unaudited consolidated financial statements of the Company, which are expressed in U.S. dollars, have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements for the year ended December 31, 2006 except for those changes disclosed in Note 2. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual consolidated financial statements and notes thereto.

In the opinion of management, all adjustments considered necessary for fair and consistent presentation of interim financial statements have been included.

2.	SIGNIFICANT ACCOUNTING POLICIES

a) New Accounting Standards

On January 1, 2007, the Company adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Handbook Section 1530, Comprehensive Income, Handbook

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and Six Months ended June 30, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

Section 3855, Financial Instruments – Recognition and Measurement, and Handbook Section 3865, Hedges and related amendments to Handbook Section 3251, Equity. The Company adopted these standards and amendments prospectively; accordingly, comparative amounts for prior periods have not been restated.

Comprehensive Income

Section 1530 introduces Comprehensive Income, which consists of net income and other comprehensive income (“OCI”). OCI represents changes in shareholders’ equity during a period arising from transactions and other events with non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation gains or losses arising from self-sustaining foreign operations, net of hedging activities, and changes in the fair value of the effective portion of cash flow hedging instruments. The Company has included in these interim consolidated financial statements a Consolidated Statement of Comprehensive Income for the changes in these items during 2007, while the cumulative changes in OCI are included in Accumulated Other Comprehensive Income (“AOCI”), which is presented as a new category of shareholders’ equity on the Consolidated Balance Sheet.

Financial Instruments – Recognition and Measurement

CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement, effective for fiscal years beginning on or after October 1, 2006, establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains and losses. Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income (and not included in the income statement) until such time as the asset is disposed of or incurs a decline in fair value that is other than temporary. At such time, any gains or losses will then be realized and reclassified to the income statement.

Transaction costs with respect to instruments not classified as held-for-trading are recognized as an adjustment to the costs of the underlying instrument, when it is recognized, and amortized using the effective interest method. On January 1, 2007 the Company reclassified unamortized deferred financing costs of $178,000 to current portion of long-term debt as a result of adopting the new standards. Financing fees are amortized using the effective interest rate method over the life of the related debt instrument.

Impact upon adoption of CICA Handbook Sections 1530, 3855 and 3865

Adjustments arising from remeasuring financial assets classified as available-for-sale at fair value were recognized in opening AOCI as at January 1, 2007 and amounted to $514,000.

The Company had no hedging relationships existing prior to adopting Section 3865.

b) Future Accounting Changes

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These new standards are effective for interim and annual financial statements for the Company’s reporting period beginning on January 1, 2008.

Handbook Section 1535 specifies the disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

Handbook Section 3862 and Handbook Section 3863 replace Handbook 3861, Financial Instruments – Disclosure and Presentation and revise and enhance financial instrument disclosure requirements and carry forward the previous presentation requirements.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and Six Months ended June 30, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

The Company is currently assessing the impact of these future accounting standards on its consolidated financial statements.

3.	ACQUISITION OF CENTRAL AMERICAN MINE HOLDINGS AND RNC (PANAMA) LIMITED

On July 6, 2006 the Company acquired 100% of the common shares of Central American Mine Holdings Limited (“CAMHL”) and 60% of the common shares of RNC (Panama) Limited (“RNC Panama”) from Yamana Gold Inc. CAMHL indirectly owns 100% of the Libertad mine; RNC Panama indirectly owns 60% of the Cerro Quema property. Consideration for the acquisition was 32,000,000 common shares of Glencairn valued at $20,889,000.

The purchase price will be allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition.

	CAMHL	RNC Panama	Total
Number of common shares issued	26,000	6,000	32,000

Value of shares issued at Cdn$0.72 per share	$16,792	$3,875	$20,667
Transaction costs	190	32	222
	$16,982	$3,907	$20,889

The preliminary purchase price allocation is as follows:

	CAMHL	RNC Panama	Total
Cash	$356	$-	$356
Other current assets	2,954	11	2,965
Property, plant and equipment	18,927	3,698	22,625
Other assets	590	345	935
Total assets	$22,827	$4,054	$26,881

Current liabilities	4,567	8	4,575
Asset retirement obligations	1,278	-	1,278
Non-controlling interest	-	139	139
	5,845	147	5,992

	$16,982	$3,907	$20,889

The purchase price allocation is preliminary and subject to adjustment over the future period on completion of the valuation process and analysis of resulting tax effects, where applicable. Final estimated fair values will be based on independent appraisals, discounted cash flows, quoted market prices and management estimates.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and Six Months ended June 30, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

4.	OTHER (INCOME) EXPENSE
	Three months ended June 30		Six months ended June 30

	2007	2006	2007	2006

Interest and other income	$(244)	$(37)	$(479)	$(88)
Gain on sale of marketable securities	-	(40)	(131)	(40)
Gain on sale of royalties (a)	(6,548)	-	(6,548)	-
Loss (gain) on sale of property, plant and
equipment (b)	-	41	-	(814)
Foreign exchange gain	(141)	(25)	(202)	(108)
Interest and finance fees	139	276	313	557
Write down of accounts receivable	-	63	-	63
	$(6,794)	$278	$(7,047)	$(430)

(a)	Sale of Manitoba Nickel Royalties

In June 2007, the Company completed the sale to Independent Nickel Corp. (“INI”) of its sliding scale 1-3% net smelter royalty (“NSR”) on Victory Nickel Inc.’s Minago nickel deposit, as well as the 2% NSR on the Lynn Lake property, both located in northern Manitoba, to INI.

Under terms of the purchase agreement, INI paid $4,694,000 (Cdn$5,000,000) in cash and issued 2,500,000 INI shares to Glencairn (see Note 5), in exchange for the two royalties.

(b)	Sale of Property, Plant and Equipment

In February 2006, the Company sold surplus land near the Bellavista Mine for $900,000. The gain on the sale, net of selling expenses, was $855,000.

5.	MARKETABLE SECURITIES

On June 30, 2007, the Company held the following marketable securities:

	Number of Shares	Amount

Independent Nickel Corp.	2,750,000	$1,836
Carlisle Goldfields Limited	8,000,000	1,730
Sanatana Diamonds Inc.	791,666	298
Gold Ore Resources Ltd.	20,000	16
	11,561,666	$3,880

These securities have been valued at closing prices on the relevant stock exchange, at June 30, 2007.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and Six Months ended June 30, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

At June 30, 2007, 2,500,000 shares of Independent Nickel Corp. (“INI”) were subject to a contractual escrow agreement. The release schedule is as follows:

Date	Number of Shares

December 21, 2007	350,000
March 21, 2008	350,000
June 23, 2008	350,000
September 22, 2008	350,000
December 22, 2008	350,000
March 23, 2009	350,000
June 22, 2009	400,000
2,500,000

6.	PRODUCT INVENTORY
	June 30	December 31
	2007	2006

Recoverable gold on the heap leach pads	$8,414	$6,488
In-process inventories	1,379	1,052
Precious metals inventory	710	1,257
Total	$10,503	$8,797

7.	DEFERRED FINANCING COSTS
	June 30	December 31
	2007	2006

Financing costs	$768	$768
Accumulated amortization	(590)	(590)
Less: reclassification to current portion of long-term debt (Note 2)	(178)	-
	$-	$178

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and Six Months ended June 30, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

8.	PROPERTY, PLANT AND EQUIPMENT
	June 30	December 31
	2007	2006

Producing properties:
Limon Mine, Nicaragua
Cost	$26,063	$24,781
Accumulated depreciation and depletion	(16,559)	(15,806)
	9,504	8,975
Bellavista Mine, Costa Rica (a)
Cost	49,087	47,395
Accumulated depreciation and depletion	(8,840)	(5,172)
	40,247	42,223
Deferred stripping (b)	3,142	3,523
	43,389	45,746
Libertad Mine, Nicaragua (c)
Cost	19,257	19,472
Accumulated depreciation and depletion	(4,639)	(2,627)
	14,618	16,845
Construction in process (d)	3,250	-
	17,868	16,845
Other properties:
Cerro Quema, Panama (e)	3,698	3,698
Mestiza, Nicaragua (f)	298	304
	3,996	4,002
Corporate assets:
Cost	199	193
Accumulated depreciation	(149)	(136)
	50	57

	$74,807	$75,625

(a)	Bellavista Mine, Costa Rica (see Notes 1, 18)

On January 1, 2007, the mill facility was completed and fully commissioned. As a result the capitalized cost is now being depreciated over units-of-production basis.

(b)	Deferred Stripping

	Three months ended June 30		Six months ended June 30

	2007	2006	2007	2006

Balance, beginning of period	$3,348	$1,881	$3,523	$410
Costs deferred	-	1,142	-	2,613
Amortization	(206)	(83)	(381)	(83)
Balance, end of period	$3,142	$2,940	$3,142	$2,940

Deferred stripping costs pertain to the Bellavista Mine.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and Six Months ended June 30, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

(c)	Libertad Mine, Nicaragua

On March 31, 2007 activities at the Libertad Mine were suspended while the Company investigates the potential of converting the mine to a conventional milling operation. The Libertad Mine continues to incur care and maintenance costs.

(d)	Construction in process

During the quarter, the Company has made payments of $3,250,000 to a third party as part of the acquisition of a used mill facility for the Libertad Mine. Remaining payments of $4,345,000 will be required in future periods to complete the acquisition.

(e)	Cerro Quema, Panama

On July 6, 2006, the Company acquired a 60% interest in the Cerro Quema property (see Note 3). In July 2007, the Company decided to hold this asset for sale.

(f)	Mestiza, Nicaragua

On September 6, 2006, Glencairn signed an option agreement to acquire 100% of the Mestiza property in Nicaragua. The Company has since made payments totaling $230,000. The Company can complete the acquisition by making further cash installments totalling $1,903,000. The installments are due as follows:

Date	Amount

July 2007	$300
July 2008	330
January 2009	100
July 2009	948
January 2010	225
$1,903

If management chooses at any time to not make any further installments, the property rights revert to the vendors.

9.	LONG-TERM DEBT

	June 30	December 31
	2007	2006

Total debt	$-	$2,500
Current portion	-	(2,500)
Long-term debt	$-	$-

On June 30, 2007, the long-term debt was fully repaid.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and Six Months ended June 30, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

10.	ASSET RETIREMENT OBLIGATIONS

	Three months ended June 30, 2007
	Limon Mine	Bellavista Mine	Libertad Mine	Keystone Property	Total

Balance, beginning of period	$996	$605	$1,344	$1,132	$4,077
Liabilities incurred	-	-	-	-	-
Liabilities settled	-	-	-	(97)	(97)
Accretion expense	17	11	23	16	67
Balance, end of period	1,013	616	1,367	1,051	4,047
Less: current portion	-	-	-	(1,051)	(1,051)
	$1,013	$616	$1,367	$-	$2,996

	Three months ended June 30, 2006
	Limon Mine	Bellavista Mine	Libertad Mine	Keystone Property	Total

Balance, beginning of period	$931	$566	$-	$400	$1,897
Liabilities incurred	-	-	-	-	-
Liabilities settled	-	-	-	(126)	(126)
Accretion expense	16	9	-	7	32
Balance, end of period	947	575	-	281	1,803
Less: current portion	-	-	-	(281)	(281)
	$947	$575	$-	$-	$1,522

	Six months ended June 30, 2007
	Limon Mine	Bellavista Mine	Libertad Mine	Keystone Property	Total

Balance, beginning of period	$979	$595	$1,321	$1,154	$4,049
Liabilities incurred	-	-	-	-	-
Liabilities settled	-	-	-	(135)	(135)
Accretion expense	34	21	46	32	133
Balance, end of period	1,013	616	1,367	1,051	4,047
Less: current portion	-	-	-	(1,051)	(1,051)
	$1,013	$616	$1,367	$-	$2,996

	Six months ended June 30, 2006
	Limon Mine	Bellavista Mine	Libertad Mine	Keystone Property	Total

Balance, beginning of period	$915	$556	$-	$411	$1,882
Liabilities incurred	-	-	-	-	-
Liabilities settled	-	-	-	(143)	(143)
Accretion expense	32	19	-	13	64
Balance, end of period	947	575	-	281	1,803
Less: current portion	-	-	-	(281)	(281)
	$947	$575	$-	$-	$1,522

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and Six Months ended June 30, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

11.	WARRANTS

A summary of the transactions in the warrant account in 2007 are as follows:

	Number of Warrants	Amount

At December 31, 2006	48,857	$8,130
Exercise of warrants	(15)	(5)
At June 30, 2007	48,842	$8,125

The following table summarizes further information about the warrants as follows:

Exercise Price	Number Outstanding at June 30, 2007	Expiry Date
(Cdn$)

$0.80	15,000	July 6, 2008
$1.25	33,842	November 26, 2008

12.	AGENT’S OPTIONS

There were no transactions in the agent’s options account for the period ended June 30, 2007:

	Number of Agent’s Options	Amount

At June 30, 2007	2,590	$673

13.	CONTRIBUTED SURPLUS

A summary of the transactions in the contributed surplus account in 2007 are as follows:

2007

At December 31, 2006	$6,511
Grant of employee stock options	663
Exercise of stock options	(12)
At June 30, 2007	$7,162

14.	COMMON SHARES

Glencairn is authorized to issue an unlimited number of common shares without nominal or par value.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and Six Months ended June 30, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

A summary of the transactions in the common share account in 2007 are as follows:

	Number of Common Shares	Amount

At December 31, 2006	240,592	$93,287
Stock options exercised	715	310
Warrants exercised	15	22
At June 30, 2007	241,322	$93,619

On November 6, 2007, Glencairn amended its stock option plan whereby stock options vest at 25% on each of the date of grant and six, twelve and eighteen months from the date of grant. The estimated fair value of these options are expensed over the options’ vesting period of 18 months and recorded as contributed surplus within shareholders’ equity.

The Company recognizes compensation costs associated with vested stock options based on the fair market value of the option on the date of the grant. Stock option expense of $297,000 for the three months ended June 30, 2007 (2006 - $190,000) and $663,000 for the six month period (2006 - $214,000) was recognized. The fair value of each option grant was estimated on the date of grant using the Black-Scholes pricing model. During 2007, the following options were granted:

Grant on January 11, 2007:
Quantity:	90,000
Exercise price:	$ 0.56
Expected life in years:	3
Risk free interest rate:	4.09%
Expected volatility:	59%
Dividend yield:	0%
Fair value:	$18,000

Grant on March 23, 2007:
Quantity:	3,591,000
Exercise price:	$ 0.63
Expected life in years:	3
Risk free interest rate:	3.98%
Expected volatility:	58%
Dividend yield:	0%
Fair value:	$ 794,000

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and Six Months ended June 30, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

Grant on June 1, 2007:
Quantity:	100,000
Exercise price:	$ 0.69
Expected life in years:	3
Risk free interest rate:	4.66%
Expected volatility:	57%
Dividend yield:	0%
Fair value:	$ 25,000

A summary of the stock option transactions in 2007 are presented below:

	Number of Options	Weighted- Average Exercise Price
		(Cdn$)

At December 31, 2006	16,449	$0.69
Cancelled / Expired	(777)	0.86
Exercised	(715)	0.48
Granted	3,781	0.63
At June 30, 2007	18,738	$0.68

The following table summarizes information about the stock options outstanding as at June 30, 2007:

			Options Outstanding	Options Exercisable
Exercise Prices	Number Outstanding at June 30, 2007	Weighted-Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable at June 30, 2007	Weighted- Average Exercise Price
(Cdn$)		(in years)	(Cdn$)		(Cdn$)

$0.23 to $0.50	2,020	2.6	$0.44	2,020	$0.44
$0.55 to $0.95	16,685	3.3	0.70	13,072	0.73
$1.17	33	0.3	1.17	33	1.17
$0.23 to $1.17	18,738	3.2	$0.68	15,125	$0.69

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and Six Months ended June 30, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

15.	SUPPLEMENTAL CASH FLOW INFORMATION

Change in non-cash working capital:

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006

Accounts receivable and prepaids	$(1,058)	$(426)	$(32)	$(1,247)
Product inventory	(1,180)	(257)	(1,596)	(980)
Supplies inventory	(968)	(185)	(1,186)	(320)
Accounts payable and accrued liabilities	292	(627)	2,106	(74)
	$(2,914)	$(1,495)	$(708)	$(2,621)

Operating activities included the following cash payments:

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006

Interest paid	$51	$188	$135	$379

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and Six Months ended June 30, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

16.	RELATED PARTY TRANSACTIONS

During the three and six month periods ended June 30, 2007, office administration fees of $24,000 and $56,000, respectively (2006 - $53,000 and $118,000, respectively) were recovered from Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.), a company related through certain common directors and management, for rent and various administrative services provided by Glencairn. At June 30, 2007, accounts receivable included $24,000 (2006 – $30,000) owing to Glencairn.

17.	SEGMENT INFORMATION

The Company is organized into four operating segments: Limon Mine (Nicaragua), Bellavista Mine (Costa Rica), Libertad Mine (Nicaragua) and “Other”. The Other segment includes: Cerro Quema property, Mestiza property, Keystone Mine (ceased operations in April 2000), and corporate operations. The Company evaluates performance based on net income or loss. The Company's segments are summarized in the following table:

(i)	Segment Balance Sheets

	Three months ended June 30, 2007
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total

Capital expenditures	$823	$777	$3,017	$-	$4,617

	Three months ended June 30, 2006
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total

Capital expenditures	$408	$1,644	$-	$9	$2,061

	Six months ended June 30, 2007
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total

Capital expenditures	$1,281	$1,376	$3,035	$7	$5,699

	Six months ended June 30, 2006
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total

Capital expenditures	$726	$4,000	$-	$12	$4,738

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and Six Months ended June 30, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

	As at June 30, 2007
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total

Cash	$373	$835	$277	$8,550	$10,035
Other current assets	9,289	10,673	1,986	4,023	25,971
Property, plant and equipment	9,504	43,389	17,868	4,046	74,807
Other non-current assets	-	493	-	345	838
Total assets	$19,166	$55,390	$20,131	$16,964	$111,651

	As at December 31, 2006
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total

Cash	$360	$735	$283	$8,189	$9,567
Other current assets	6,096	7,673	3,494	2,132	19,395
Property, plant and equipment	8,975	45,746	16,845	4,059	75,625
Other non-current assets	-	250	-	523	773
Total assets	$15,431	$54,404	$20,622	$14,903	$105,360

(ii)	Segment Statements of Operations

	Three months ended June 30, 2007
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total

Sales	$7,286	$5,581	$1,446	$-	$14,313
Cost of sales	5,072	3,114	1,514	-	9,700
Royalties and production taxes	457	100	72	-	629
Depreciation and depletion	404	1,684	328	10	2,426
Accretion expense	17	11	22	17	67
	5,950	4,909	1,936	27	12,822
Income (loss) from mining operations	1,336	672	(490)	(27)	1,491
Expenses and other income
General and administrative	-	-	253	1,196	1,449
Care and maintenance (Note 8)	-	-	765	-	765
Stock options and warrants	-	-	-	297	297
Exploration	166	-	286	261	713
Other (income) expense	(62)	115	(230)	(6,617)	(6,794)
Non-controlling interest	-	-	-	(64)	(64)
	104	115	1,074	(4,927)	(3,634)
Income (loss) before taxes	1,232	557	(1,564)	4,900	5,125
Income tax expense	-	-	-	(1,865)	(1,865)
Net income (loss)	$1,232	$557	$(1,564)	$3,035	$3,260

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and Six Months ended June 30, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

	Three months ended June 30, 2006
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total

Sales	$5,854	$6,587	$-	$-	$12,441
Cost of sales	3,738	2,698	-	-	6,436
Royalties and production taxes	358	129	-	-	487
Depreciation and depletion	346	1,284	-	13	1,643
Accretion expense	16	9	-	7	32
	4,458	4,120	-	20	8,598
Income (loss) from mining operations	1,396	2,467	-	(20)	3,843
Expenses and other income
General and administrative	-	-	-	1,324	1,324
Stock options and warrants	-	-	-	190	190
Exploration	-	-	-	-	-
Other expense	47	77	-	154	278
	47	77	-	1,668	1,792
Net income (loss)	$1,349	$2,390	$-	$(1,688)	$2,051

	Six months ended June 30, 2007
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total

Sales	$12,855	$12,378	$9,377	$-	$34,610
Cost of sales	8,925	7,472	7,942	-	24,339
Royalties and production taxes	814	214	457	-	1,485
Depreciation and depletion	756	3,642	1,988	20	6,406
Accretion expense	34	21	45	33	133
	10,529	11,349	10,432	53	32,363
Income (loss) from mining operations	2,326	1,029	(1,055)	(53)	2,247
Expenses and other income
General and administrative	-	-	354	2,466	2,820
Care and maintenance (Note 8)	-	-	765	-	765
Stock options and warrants	-	-	-	663	663
Exploration	329	-	516	332	1,177
Other (income) expense	(88)	24	(142)	(6,841)	(7,047)
Non-controlling interest	-	-	-	(83)	(83)
	241	24	1,493	(3,463)	(1,705)
Income (loss) before taxes	2,085	1,005	(2,548)	3,410	3,952
Income tax expense	-	-	-	(1,865)	(1,865)
Net income (loss)	$2,085	$1,005	$(2,548)	$1,545	$2,087

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and Six Months ended June 30, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

	Six months ended June 30, 2006
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total

Sales	$10,205	$13,747	$-	$-	$23,952
Cost of sales	7,172	6,559	-	-	13,731
Royalties and production taxes	615	273	-	-	888
Depreciation and depletion	622	2,788	-	23	3,433
Accretion expense	32	19	-	13	64
	8,441	9,639	-	36	18,116
Income (loss) from mining operations	1,764	4,108	-	(36)	5,836
Expenses and other income
General and administrative	-	-	-	2,131	2,131
Stock options and warrants	-	-	-	214	214
Exploration	100	-	-	-	100
Other (income) expense	18	(794)	-	346	(430)
	118	(794)	-	2,691	2,015
Net income (loss)	$1,646	$4,902	$-	$(2,727)	$3,821

The Company’s gold production is refined in Canada. Gold is sold to customers in the United States, but due to the liquidity of the gold market and the large number of potential customers world wide, future sales may not be limited to these customers.

18.	SUBSEQUENT EVENT

Bellavista Mine – Suspension of Mining Operations (see Note 1)

On July 25, 2007, Glencairn announced the immediate suspension of mining operations at the Bellavista Mine due to concerns over recent ground movements. This precautionary measure is being taken until a full analysis of the cause of the ground movement has been completed and required remedial action has been implemented. As a precautionary measure, all cyanide application has been immediately suspended.

After initial review by consultants, the Company believes that this movement is in part caused by water saturation due to abnormally high rain fall during the past several years. In some areas of the leach pad and waste pile, local ground movements have been identified in the range of one centimeter per day. Extensive ground monitoring has been undertaken and a number of remedial measures are underway to reduce ground movement including de-watering wells, surface water control, and redistribution of the weight load. Based on earth movement patterns in Costa Rica, the geological structure at the site, and the opinions of its experts, the Company does not believe that there is a risk of sudden earth movement at this time. However, continued small movements could compromise the sub-liner, liner and drain system under the leach pad.

The Company expects advanced stage studies and analysis to be completed within the next fiscal quarter. The Company is committed to resolving the ground movement issue in a proper, safe and effective manner.

CORPORATE INFORMATION

Head Office

500-6 Adelaide Street East

Toronto, ON

M5C 1H6

Tel: 416-860-0919

Fax: 416-367-0182

E-mail: info@glencairngold.com

OFFICERS

Kerry J. Knoll

Chairman

Peter W. Tagliamonte

President and Chief Executive Officer

Denis C. Arsenault

Chief Financial Officer

Graham A. Speirs

Chief Operating Officer

Gaston Araya

Vice-President, Operations

Olav Svela

Vice-President, Investor Relations

Lorna D. MacGillivray

Corporate Secretary and General Counsel

Arthur Chen

Controller

Listing

Toronto Stock Exchange (TSX)

Stock Symbol:	GGG
Warrant Symbol:	GGG. WT

American Stock Exchange (AMEX)

Stock Symbol:	GLE

Transfer Agent

Equity Transfer and Trust Company

200 University Avenue, Suite 400

Toronto, Ontario

M5H 4H1

Tel:	416-361-0930
Fax:	416-361-0470

www.glencairngold.com

EXHIBIT 3

FORM 52-109F2

Certification of Interim Filings

I, Peter W. Tagliamonte, President and Chief Executive Officer of Glencairn Gold Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Glencairn Gold Corporation (the issuer) for the interim period ending June 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:	August 14, 2007

Signed: “Peter W. Tagliamonte”

_______________________

Peter W. Tagliamonte

President and Chief Executive Officer

EXHIBIT 4

FORM 52-109F2

Certification of Interim Filings

I, Denis C. Arsenault, Chief Financial Officer of Glencairn Gold Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Glencairn Gold Corporation (the issuer) for the interim period ending June 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:	August 14, 2007

Signed: “Denis C. Arsenault”

________________

Denis C. Arsenault

Chief Financial Officer